[OIS Letterhead]

September 24, 2013

Via EDGAR

Anne Nguyen Parker

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:         Oil States International, Inc.

Registration Statement on Form S-4

Filed August 13, 2013

File No. 333-190583

Dear Ms. Parker:

Set forth below are the responses of Oil States International, Inc. (“Oil States,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 3, 2013, with respect to Oil States’ Registration Statement on Form S-4, filed on August 13, 2032, File No. 333-190583 (the “Registration Statement”). Concurrently herewith, we have filed Amendment No. 1 to the Registration Statement (the “Revised S-4”). A copy of this letter has been furnished via EDGAR as correspondence.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Prospectus Cover Page

1.

You disclose on page 1 that you “are offering to exchange new notes for old notes.” However, you disclose throughout the prospectus cover page, such as under the company name and in the second bullet point, that the offer is to “exchange…our old notes for new notes.” Please clarify or revise.

Response: We have revised the Registration Statement as requested to clarify that we are exchanging new notes for old notes. Please see the cover page of the Revised S-4.

Cautionary Statement Regarding Forward-Looking Statements

2.

The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

United States Securities and Exchange Commission

September 24, 2013

Response: We have revised the Cautionary Statement Regarding Forward-Looking Statements disclosure to delete the reference to the safe harbor. Please see page i of the Revised S-4.

 Signatures, page II-5

3.

Please revise the signatures for OSES International Holding, L.L.C. to identify the company’s principal executive officer, principal financial officer and controller or principal accounting officer. Please see Instructions 1 and 2 to Form S-4.

Response: We have revised the signatures for OSES International Holding, L.L.C. to identify the company’s principal executive officer, principal financial officer and principal accounting officer. Please see page II-15 of the Revised S-4.

4.

Please revise the signature block for Tempress Technologies, Inc. to either identify the company’s board of directors or provide the signatures of at least a majority of the board of directors or persons performing similar functions. Please see Instructions 1 and 2 to Form S-4.

Response: We have revised the signature block for Tempress Technologies, Inc. to identify the company’s board of directors. Please see page II-21 of the Revised S-4.

Exhibit 5.1

5.

Counsel states in the third to last paragraph that it is not expressing an opinion as to the laws of any jurisdiction besides those specifically named in the opinion. We note that one of your subsidiary guarantors, Tempress Technologies, Inc., is incorporated in Washington and that this jurisdiction is not specifically included in the opinion. Please revise your legal opinion accordingly. Please see Section II.B.1.e of Staff Legal Bulletin No. 19.

Response: The requested legal opinion relating to Tempress Technologies, Inc. has been provided by Perkins Coie LLP, and Vinson & Elkins L.L.P. has revised its opinion accordingly. Please see Exhibits 5.1 and 5.2 to the Revised S-4.

*     *     *     *     *

United States Securities and Exchange Commission

September 24, 2013

Pursuant to your request, in connection with responding to these comments, Oil States acknowledges that:

●	Oil States is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	Oil States may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments, please contact the undersigned at (713) 652-0582 or Matthew R. Pacey of Vinson & Elkins LLP at (713) 758-4786.

Very truly yours,

Oil States International, Inc.

By:	/s/Bradley J. Dodson
Bradley J. Dodson
Senior Vice President, Chief Financial
Officer and Treasurer

cc:	Matthew R. Pacey Vinson & Elkins LLP

1001 Fannin Street, Suite 2500

Houston, Texas 77002

mpacey@velaw.com

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